Exhibit 99.1

Increasing self-mining capacity from 2.0 EH/s to 5.5 EH/s

Reported financial results for 2Q FY23

Key Highlights1

Key metrics[2]	Feb-23
Average operating hashrate (PH/s)	1,730
Bitcoin mined	156
Mining revenue (US$’000)	3,539
Electricity costs (US$’000)	1,869
Revenue per Bitcoin (US$)	22,637
Electricity costs per Bitcoin (US$)	11,956 (10,608 adj)[3]

•	Corporate:
•	US$67 million of remaining Bitmain prepayments utilized to acquire 4.4 EH/s of new S19j Pro miners without any additional cash outlay
•	Newly acquired miners to be installed in the Company’s data centers, increasing self-mining operating capacity from 2.0 EH/s to 5.5 EH/s over the coming months
•	Reported financial results for the three and six-months ended December 31, 2022 and provided a general business update
•	Operations (for the month of February 2023):
•	Average operating hashrate of 1,730 PH/s (+10% vs. January)
•	Monthly operating revenue of US$3.5 million (+2% vs. January)
•	156 Bitcoin mined (-9% vs. January)
•	Construction:
•	Childress (20MW – Texas, USA)
o	First data center building (20MW) structure is complete and mechanical equipment installation has commenced
o	Internal data center electrical fit out continuing
o	Initial 20MW data center nearing completion in the coming months with orders placed for the next 20MW of low voltage building transformers
o	Energization of the 600MW bulk substation (345kV) and commissioning of the 100MW primary substation (138kV) expected in the coming months

Corporate update

Increasing self-mining capacity from 2.0 EH/s to 5.5 EH/s

On February 13, Iris Energy announced it is increasing its self-mining capacity from 2.0 EH/s to 5.5 EH/s.

The Company successfully utilized remaining prepayments of US$67 million under its 10 EH/s contract with Bitmain, including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s of new S19j Pro miners without any additional cash outlay.

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s unadjusted electricity costs per Bitcoin mined are currently elevated primarily due to excess demand charges attributable to average unutilized power capacity (due to termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities). The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e., assumes unit electricity costs of ~$0.046/kWh). As our operating capacity ramps up and demand charges are amortized over a greater energy consumption, all else being equal, we currently expect our electricity cost per Bitcoin to normalize at approximately 90MW of energy usage.

Following the transaction, the Group’s obligations under its existing 10 EH/s contract with Bitmain have been fully resolved, with no remaining commitments. The Group remains debt free4.

Please see link to the announcement here: https://investors.irisenergy.co/news-releases

The Company subsequently completed the sale of certain surplus miners, above 5.5 EH/s of self-mining capacity, resulting in net cash proceeds of approximately $8 million.

Second quarter FY23 financial results

On February 15, Iris Energy reported financial results for the three and six-months ended December 31, 2022 and provided a general business update. The earnings webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 512 PH/s in February compared to 509 PH/s last month.

Mackenzie update (2.5 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 798 PH/s in February compared to 654 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 420 PH/s in February compared to 411 PH/s last month.

Childress update (0.6 EH/s, 20MW capacity) – Texas, USA

The first data center building (20MW) structure is complete, and installation of mechanical equipment including exhaust and recirculation fans has commenced. Internal data center electrical fit out continued during the month, while energization of the 600MW bulk substation (345kV) and commissioning of the 100MW primary substation (138kV) is expected in the coming months.

The initial 20MW data center is nearing completion in the coming months, with orders already placed for the next 20MW of low voltage building transformers.

4 Reflects acceleration of outstanding loans under the Group’s two outstanding limited recourse equipment financing facilities, in respect of which the relevant lender is pursuing enforcement proceedings, and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by the relevant SPV borrowers. See the Company’s Reports on Form 6-K filed on November 21, 2022 and February 15, 2023, and Registration Statement on Form F-1, as amended, initially filed on September 23, 2022, for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.
5 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Childress – data center internal electrical fit out	Childress – data center exhaust fan installation

Community engagement

Employees from our Mackenzie site volunteered during the Mackenzie ‘Strong Thank You to Front Line Workers’ event as well as providing a donation of C$5,000. This local community event, sponsored by the Mackenzie Chamber of Commerce, was a special occasion to honor and thank all the health care workers, emergency responders, and essential workers in Mackenzie who have been working hard during and following the pandemic.

In Childress, the High School chemistry department was one of our Community Grant recipients last year and purchased science experiment supplies which are now being used by the students this spring semester.

Childress – High School chemistry class

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,730 PH/s in February (compared to 1,575 PH/s in January), with the increase primarily attributable to the installation of additional miners at Mackenzie. Despite the increase in average operating hashrate, the number of Bitcoin mined decreased during the period (156 vs. 172 in January) due to an increase in the difficulty-implied global hashrate and three fewer days in the month of February. Adjusted electricity costs per Bitcoin was $10.6k in February (compared to $9.8k in January), with the increase also driven by the increase in the difficulty-implied global hashrate.

Operating	Dec-22	Jan-23	Feb-23
Renewable energy usage (MW)[6]	35	49	54
Avg operating hashrate (PH/s)	1,086	1,575	1,730

Financial (unaudited)[2]	Dec-22	Jan-23	Feb-23
Bitcoin mined	123	172	156
Mining revenue (US$’000)	2,089	3,464	3,539
Electricity costs (US$’000)	1,505	1,931	1,869
Revenue per Bitcoin (US$)	16,999	20,197	22,637
Electricity costs per Bitcoin (US$)	12,244 (9,593 adj)[3]	11,260 (9,835 adj)[3]	11,956 (10,608 adj)[3]

Miner Shipping Schedule*	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating	S19j Pro[7]	18,113	1.7	1.7
Inventory – pending deployment or in transit	S19j Pro[8]	40,683	4.0	5.7
Total**		58,796	5.7	5.7
* Excludes ~3.6 EH/s of miners securing equipment financing facilities with the Company’s two remaining SPV borrowers in respect of which a receiver has been appointed.
** Total miners comprise 5.6 EH/s of S19j Pro miners plus an additional ~0.1 EH/s of lower efficiency miners. As noted in the table below, the Company’s existing data center capacity is estimated to support ~5.5 EH/s of Bitmain S19j Pro miners.

6 Comprises actual power usage for Canal Flats, Mackenzie and Prince George.
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 6% of the operating 1.7 EH/s.
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 3% of non-operating miners in transit and/or pending deployment.

Site	Capacity (MW)	Capacity (EH/s)[9]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.5	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	4.9
Childress (Texas, US)	20	0.6	2023	Under construction[10]
Total (Canada & USA)	180	5.5

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

9 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with Bitmain S19j Pro miners.
10 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6 K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of February 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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